On April 27, 2007, Legg Mason Partners Variable
Appreciation Portfolio acquired the assets and certain liabilities of Legg Mason Partners Investment
Series Legg Mason Variable Growth and Income Portfolio and Legg Mason Partners Variable Portfolios II Legg
Mason Partners Growth and Income Portfolio
(collectively, the "Acquired Funds"), pursuant to a plan of reorganization approved by shareholders of the Acquired Funds on October 19, 2006.